Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income before income taxes	$(111)	$506	$544	$934	$1,497
Fixed charges, excluding capitalized interest	283	197	133	108	66
Total earnings available for fixed charges	$172	$703	$677	$1,042	$1,563

Fixed charges:
Interest and debt expense (1)	$215	$143	$93	$65	$39
Assumed interest element included in rent expense	74	57	41	43	27
Total Fixed charges	$289	$200	$134	$108	$66

Ratio of earnings to fixed charges (2)	—	3.52	5.07	9.61	23.68
___________________

(1)	Includes amortization of debt-related expenses plus interest capitalized during the period.

(2)	In 2014, our earnings were insufficient to cover fixed charges by $117 million.